EXHIBIT 99.2

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS DECEMBER 2003 PERFORMANCE

HOUSTON, Jan. 2, 2004 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in December 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 555.1 million revenue passenger miles (RPMs), up 44.5 percent versus December 2002, and increased available seat miles (ASMs) 38.3 percent compared with December 2002. ExpressJet's December load factor was 70.6 percent, a 3.0 point improvement over 2002. The company flew 54,899 block hours, compared with 42,400 block hours in December 2002, and operated 30,881 flights, versus 26,653 flights in December 2002.

Also in December, ExpressJet accomplished a 99.6 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 96.6 percent. In December 2002, ExpressJet's controllable completion factor was 99.8 percent and its total completion factor was 97.9 percent. December results were negatively impacted by severe weather in the Northeast region during the first two weeks of the month.

During the month, ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 224 jets. In addition, ExpressJet began serving five new destinations, Ciudad del Carmen, Mexico; Manzanillo, Mexico; Puerto Vallarta, Mexico; Sarasota, Florida; and Freeport, Bahamas.

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year, operates as Continental Express, the regional jet affiliate of Continental Airlines. With service to 127 destinations in the United States, Canada, Mexico and the Caribbean, Continental Express operates all of Continental's regional jet service from its hubs in Houston, New York and Cleveland. Continental Express offers customers efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines, which employs more than 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

DECEMBER	2003	2002	Change
Revenue Passenger Miles (000)	555,088	384,054	44.5 Percent
Available Seat Miles (000)	786,042	568,187	38.3 Percent
Passenger Load Factor	70.6 Percent	67.6 Percent	3.0 Points
Block Hours	54,899	42,400	29.5 Percent
Departures	30,881	26,653	15.9 Percent

YEAR-TO-DATE	2003	2002	Change
Revenue Passenger Miles (000)	5,769,175	3,951,670	46.0 Percent
Available Seat Miles (000)	8,424,657	6,218,578	35.5 Percent
Passenger Load Factor	68.5 Percent	63.5 Percent	5.0 Points
Block Hours	593,390	494,831	19.9 Percent
Departures	353,547	314,934	12.3 Percent

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